GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

200 Park Avenue, New York, New York 10166-0193

(212) 351-4000

www.gibsondunn.com

kkelley@gibsondunn.com

November 23, 2005

Direct Dial (212) 351-4022	Client Matter No. C 92712-00005

Fax No.

(212) 351-5322

VIA HAND DELIVERY

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Tele Norte Leste Participações S.A. (“Company” or “TNL”)
Form 20-F for Fiscal Year Ended December 31, 2004 (“Form 20-F”)
Filed June 29, 2005
File No. 1-4487

Dear Mr. Spirgel:

Reference is made to your letter, dated November 8, 2005 (the “Second Comment Letter”), in response to the Company’s supplemental responses of October 7, 2005 to the first comment letter, dated August 18, 2005 (the “First Comment Letter”), of the Staff of the Division of Corporation Finance (the “Staff”) concerning the above-referenced Form 20-F. On behalf of our client, we hereby submit the Company’s supplemental response to the Second Comment Letter.

For ease of reference, we have repeated the Staff’s comment in bold text preceding the Company’s response.

Form 20-F for Fiscal Year December 31, 2004

Note 33 — Summary of the differences between Brazilian GAAP and U.S. GAAP, page F-98

(t) Business Combinations, Page F-110

1.	We note your response to comment 16. Explain for us in more detail your basis for not allocating goodwill associated with your acquisition of Pegasus Telecom S.A. to its respective reporting unit. Also clarify for us whether you have allocated any goodwill to your other reporting units for U.S. GAAP reporting purposes.

According to SFAS 142, paragraph 34, goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquired entity have been assigned to those reporting units.

The Company assigned all assets and liabilities of the acquired company, Pegasus Telecom S.A. (“Pegasus”), to the data-transmission services reporting unit. However, of the total acquired goodwill in the amount of R$253.1 million (the “Total Acquired Goodwill”), a portion in the amount of R$87.5 million was allocated to the data-transmission services reporting unit, since the acquisition of Pegasus produced a significant reduction in network maintenance costs to that reporting unit. The remaining portion (R$165.6 million) of such Total Acquired Goodwill was allocated to the fixed-line telecommunications services reporting unit, given that the acquisition of Pegasus allowed Telemar Norte Leste S.A. (“TMAR”), TNL’s fixed-line telecommunication company, to expand its corporate market share by offering data transmission services throughout Brazil on a nationwide basis.

Of the Total Acquired Goodwill, an amount equal to R$138.9 million is referred to in note (t), “Business Combination”, (page F-110) of the Form 20-F as non-allocated goodwill (the “Non-allocated Goodwill”). Further, as stated in the Company’s supplemental response to question 17 of the First Comment Letter, R$114.2 million of the Total Acquired Goodwill has been identified by the Company as additional goodwill (the “Additional Goodwill”).

All of the Total Acquired Goodwill allocated to the data transmission reporting unit (R$87.5 million) is considered Additional Goodwill. Of the Total Acquired Goodwill allocated to the fixed-line telecommunications reporting unit (R$165.6 million), R$138.9 is regarded as Non-Allocated Goodwill and R$26.7 million as Additional Goodwill.

The Company shall clarify this point in future filings, as well as in its next year’s Form 20-F.

The Company did not allocate any other goodwill to any other of its reporting units neither for U.S. GAAP and nor for Brazilian GAAP purposes. The only goodwill recorded and allocated in relation to the acquisition of Pegasus by TMAR is the one explained above.

*        *        *        *        *

Please address all notices and orders regarding this letter and enclosed materials to me, as counsel for the Company. My contact information is provided above.

Sincerely,

/s/    Kevin W. Kelley

Kevin W. Kelley

cc:	Marcos Grodetzky, Tele Norte Leste Participações S.A.
Marcos D. Panassol, PricewaterhouseCoopers, Auditores Independentes

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